FIRST COMMONWEALTH FINANCIAL CORPORATION AND SUBSIDIARIES

Exhibit 21.1    SUBSIDIARIES OF FIRST COMMONWEALTH FINANCIAL
                CORPORATION

Percent Ownership By Registrant
First Commonwealth Bank 22 North Sixth Street Indiana, PA 15701	100%

First Commonwealth Systems Corporation 22 North Sixth Street Indiana, PA 15701 Incorporated under the laws of Pennsylvania	100%

First Commonwealth Trust Company 614 Philadelphia Street Indiana, PA 15701 Incorporated under the laws of Pennsylvania	100%

First Commonwealth Professional Resources Incorporated 22 North Sixth Street Indiana, PA 15701	100%

First Commonwealth Financial Advisors Incorporation 22 North Sixth Street Indiana, PA 15701	100%

First Commonwealth Capital Trust I 22 North Sixth Street Indiana, PA 15701	100%

Commonwealth Trust Credit Life Insurance Company 2700 North Third Street, Suite 2000 Phoenix, AZ 85004	50%

97